PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

18th November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance,
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 14th November 2005 and
- 16th November 2005.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

14th November 2005

CONTINUED PHM FOCUS ON GOLD & DIRECTORS DEALINGS

Peter Hambro Mining PLC ("PHM") notes incorrect reports in the Russian media suggesting that PHM has acquired interests in certain iron ore deposits in the Russian far east. PHM remains focussed on the exploration for, and development and operation of, gold deposits in Russia. It has not diversified into the iron ore industry and has no intention of doing so.

Peter Hambro and Dr Pavel Maslovsky, both of whom are directors and shareholders in PHM, have informed the Board of PHM that, acting in their personal capacities, they have interests in the companies that acquired these interests.

Further to these acquisitions, Mr Hambro and Dr Maslovsky have today informed PHM that a small proportion of the PHM shareholdings in which they are respectively interested have today been sold, in part to help fund the purchase and initial development of these iron ore interests.

The following table shows the number of PHM shares sold and the resultant holdings of the two directors and their respective associates:

	Pre-sale shareholding	Number of PHM shares sold	Post-sale shareholding
Peter Hambro	6,530,800 (8.28%)	1,298,701 (1.64%)	5,241,099 (6.64%)
Pavel Maslovsky	19,844,524 (25.13%)	1,298,702 (1.64 %)	18,545,822 (23.49%)
Total	26,384,324 (33.42%)	2,597,403 (3.29%)	23,786,921 (30.13%)

The shares were sold at a price of UK£7.70 per share.

Commenting on the announcement, Peter Hambro, Executive Chairman, said: "Pavel Maslovksy and I remain fully committed to the continued development of PHM as a focussed gold company and remain major shareholders. We have today realised only a small amount of our holdings in PHM, primarily in order to acquire and help to develop other local interests. Our personal investments in the Russian iron ore industry reflect our confidence in investing in Russia and

the fascinating array of investment opportunities which Russia offers. We both remain firm supporters of PHM and the prospects of our gold mining business in Russia. PHM has updated the market on very encouraging results from the Pioneer deposit, and we have every confidence in the Company's ability to drive substantial additional value from PHM's portfolio of assets as we progress towards our one million ounce production target."

- ends -

Enquiries:

Alya Samokhvalova / Marianna Adams   +44 (0) 20 7201 8900
Peter Hambro Mining PLC

Tom Randell/Maria Suleymanova   +44 (0) 20 7653 6620
Merlin

16 November 2005

Holdings in Company

The Company was notified on 16th November by Macaria Investments Limited that, following a sale of 1,298,702 Ordinary Shares in the Company on 14th November at the price of £7.70, it now holds 8,208,959 Ordinary Shares in the Company, which represents 10.40 per cent. of the total issued share capital of the Company.

Macaria Investments Limited is a company that is associated with a Director of the Company - Pavel Maslovsky. As announced on 14th November 2005, as a result of this change in holdings, Pavel Maslovsky and persons associated with him, now hold in total 18,545,822 Ordinary Shares in the Company, which represents 23.49 per cent. of the total issued share capital of the Company.

On 16 November 2005 the Company was also notified by Landsdowne Partners Limited that, as a result of a purchase of shares, it now holds 4,522,342 Ordinary Shares in the Company on behalf of client funds that it manages. This holding represents 5.75 per cent. of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova   Peter Hambro Mining plc
+44 (0) 20 7201 8900

Tom Randell/Maria Suleymanova   Merlin
+44 (0) 20 7653 6620